Exhibit 99.7

CONSENT OF MET-CHEM CANADA INC.

We hereby consent to the use of our name in connection with the following document, which is being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Orezone Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The annual information form of the Company dated March 30, 2007, which includes reference to our name in connection with information relating to the Bondigui and Sega projects in Burkina Faso.

March 30, 2007

Met-Chem Canada Inc.

By:	/s/ Met-Chem Canada Inc.
Name:	Guy Saucier
Title:	Senior Geological Engineer